Exhibit 99.1

Hi everyone,

My name is Alyssa Laverda and I am a Director on the Masterworks acquisitions team.

I am pleased to announce our latest offering, a painting by the contemporary Japanese artist, Yayoi Kusama. In 2021, Kusama’s total auction turnover approached $180 million, ranking her 10th among all artists, and making her the most successful female artist in the world in terms of annual auction turnover.

To provide investment quality offerings by the artist, our acquisitions team has reviewed over 380 examples of Kusama’s work from around the world, with a number of works priced in excess of $5 million.

This latest offering was executed in 2010 and belongs to the artist’s “Infinity Nets” series. The painting is a white, medium scale example of these historically commercial and important works.

As of November 2022, white “Infinity Nets” executed since the year 2000, which measure between 40 by 40 inches and 65 by 65 inches, have recently achieved prices in excess of $2.5 million at auction. “Infinity-Nets (QOTP)” (2010), executed the same year as the Painting, though larger, sold for $3.8 million at Sotheby’s, London in October of 2022, “Infinity-Nets (KYKEY)” (2017) sold for $3 million at Sotheby’s, London in March of 2022 and “Infinity Nets (T Owe)” (2006), which sold for $2.6 million at Christie’s, Hong Kong in May of 2021.

Between April 2008 to March of 2022, auction sales of similar works to our offering have increased at an estimated annualized appreciation rate of 19.3%.